Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless the context otherwise requires, references in this section to “we,” “us,” “our,” “Horizon” and “the Company” generally refer to Horizon Quantum Holdings Ltd. and its consolidated subsidiaries unless otherwise implied by context.

You should read the following discussion and analysis of Horizon’s financial condition and results of operations together with Horizon’s condensed consolidated interim financial statements and related notes included elsewhere in this Form 6-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The following discussion concerns our financial information as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025. All financial information presented for periods prior to the closing of the business combination on March 19, 2026, reflect s the financial results of Horizon Quantum Computing Pte. Ltd., the Company’s wholly-owned principal operating subsidiary. Unless otherwise denoted, all results are presented in U.S. dollars except share amounts and per share data. Discrepancies in any table between totals and sums or differences of the amounts are due to rounding.

Overview of Our Business

We are building software infrastructure to facilitate development of quantum computing applications for commercial enterprises and hardware providers. By bridging the gap between today’s hardware and tomorrow’s applications, we seek to equip developers, researchers, and enterprises with the quantum software infrastructure needed to solve real-world problems.

To do this, we are following an ambitious plan to create development tools that can automatically accelerate code written for conventional computers on quantum computers. With this differentiated approach, we are developing methods to generate quantum-accelerated solutions — exploiting quantum effects such as superposition and entanglement — from legacy code and conventional software.

Today, our Triple Alpha software is an integrated development environment that gives users access to our development, deployment, and execution infrastructure. It empowers developers to create sophisticated, portable, hardware-agnostic quantum programs. Users can code at multiple abstraction levels, compile and optimize programs across many real quantum computers and simulators, and deploy applications as APIs. We have key collaborations with leading hardware providers including Rigetti, Oxford Quantum Circuits Ltd., Alice & Bob, AQT and QuEra Computing Inc.

Triple Alpha is currently in early access with quantum hardware vendors. We have received inbound interest in early access requests from 45 major corporations, more than 95 universities, 13 quantum software companies, and 18 national labs, government agencies and research organizations.

We are still in the early stages of scaling its business. Since our inception, we have incurred operating losses. Our ability to generate revenue sufficient to achieve profitability will depend heavily on the further development and commercialization of quantum computers and their software infrastructure.

Key Components of Results of Operations

Operating Expenses

Research and development

Research and development expenses consist primarily of personnel-related costs, including salaries, share-based compensation, travel and benefits expenses for scientists, software engineers and other technical staff engaged in the design, development and testing of our software and hardware systems. It also includes software and other cloud services subscriptions and third-party costs associated with the operation of our hardware testbed.

Selling and marketing

Selling and marketing expenses consist primarily of personnel-related costs, including salaries, share-based compensation, travel and benefits expenses for our marketing and commercial operations teams. It also consists of public relations, trade show and other advertising costs associated with developing partnerships and industry engagement.

General and administrative

General and administrative expenses consist primarily of personnel- and director- related costs, including salaries, share-based compensation, travel and benefits expenses for our finance, investor relations, human resources, legal, operations and administrative teams. It also consists of expenses for professional services and compliance, such as legal, audit, accounting, consulting fees as well as insurance, facilities and other overhead expenses.

Depreciation and amortization expenses

Depreciation and amortization expenses represent the allocation of our property, equipment and intangible assets over their estimated lives.

Other Income and (Expense)

Change in fair value of derivative liabilities

Change in fair value of derivative liabilities represent non-cash adjustments due to fluctuations in the fair value of derivative financial instruments such as warrants and Simple Agreement for Future Equity instruments (“SAFE”) instruments that are carried through profit or loss.

Foreign exchange (loss) gain

Foreign exchange (loss) gain represents the net gain or loss arising from settlement of foreign currency-denominated transactions or the translation of assets or liabilities due to fluctuations in exchange rates. The Company’s subsidiaries in Singapore and Ireland hold operating assets and liabilities in local currencies such as Euro and Singapore dollar and therefore, fluctuations in foreign currency exchange rates as of the balance sheet date may cause variability in amounts recognized.

Interest expense

Interest expense represents finance cost recognized on lease liabilities accounted for under ASC 842. We have not incurred costs as a result of other borrowings.

Other income

Other income represents income receipts not arising from the Company’s core operations, such as interest income, government grants or gains from the disposal of assets.

Results of Operations

The following table sets forth our condensed interim consolidated statements of operations for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(In US$, except share amount and per share data)	2026	2025	2026	2025
Revenue	$-	$38,462	$-	$38,462

Operating Expenses:
Research and development(1)	2,614,022	1,206,612	4,742,435	4,527,603
Selling and marketing(1)	375,989	248,716	834,952	576,665
General and administrative(1)	3,849,526	1,146,373	7,451,257	2,047,525
Depreciation and amortization	335,966	180,787	646,233	349,836
Total operating expenses	7,175,504	2,782,488	13,674,878	7,501,629
Loss from operations	(7,175,504)	(2,744,027)	(13,674,878)	(7,463,167)

Other income and (expense):
Interest expense	(2,694)	(2,320)	(5,686)	(4,830)
Other income	487,055	16,943	530,443	49,730
Change in fair value of derivative liabilities	(108,294,223)	-	(105,317,692)	-
Foreign exchange (loss)	(241,982)	(172,909)	(318,912)	(306,927)
Income tax expense	-	-	-	-
Net loss	$(115,227,348)	$(2,902,313)	$(118,786,726)	$(7,725,194)

(1)	Research and development, selling and marketing and general and administrative expenses include share-based compensation expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Research and development	$436,808	$261,285	$676,982	$2,778,608
Selling and marketing	46,320	65,299	92,386	170,448
General and administrative	509,959	130,294	839,994	437,675

Comparison of the Six Months Ended June 30, 2026 and 2025

Research and development expenses

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Research and development	$4,742,435	$4,527,603	$214,832	5%

Research and development expenses increased by $0.21 million, or 5%, to $4.74 million for the six months ended June 30, 2026, from $4.53 million during the six months ended June 30, 2025. The increase was driven by: (a) a $1.96 million increase in payroll-related expenses as a result of increased hiring of scientists and engineers and other compensation adjustments; (b) a $0.17 million increase in costs from the setup of our hardware testbed and additional cloud service subscription costs and (c) a $0.19 million increase in other staff-related costs associated with an increase in headcount; offset by a $2.10 million decrease in share-based compensation expenses largely attributable to the timing of employee share options vesting.

Excluding share-based compensation expenses and non-recurring compensation adjustments, R&D expenses increased 104% from a year ago driven by a 78% increase in the hiring of scientists and engineers as well as costs incurred for the setup of the hardware testbed.

Selling and marketing expenses

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Selling and marketing	$834,952	$576,665	$258,287	45%

Selling and marketing expenses increased by $0.26 million, or 45%, to $0.83 million during the six months ended June 30, 2026 from $0.58 million during the six months ended June 30, 2025. The increase was primarily driven by: (a) a $0.21 million increase in payroll-related expenses; (b) a $0.08 million increase in vendor expenses associated with greater participation in industry conferences compared to the six months ended June 30, 2025 and (c) a $0.06 million increase in other staff related costs associated with an increase in headcount, offset by (d) a $0.09 million decrease in share-based compensation expenses attributable to the continued vesting of employee share options.

Excluding share-based compensation expenses and non-recurring compensation adjustments, selling and marketing expenses increased 65% from a year ago due to increased trade show activity and industry engagement and payroll-related expenses.

General and administrative expenses

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
General and administrative	$7,451,257	$2,047,525	$5,403,733	264%

General and administrative expenses increased by $5.40 million, or 264%, to $7.45 million for the six months ended June 30, 2026 from $2.05 million during the six months ended June 30, 2025. The increase was driven by: (a) a $1.19 million increase in payroll-related expenses due to increased non-executive and executive hiring associated with our public company transition, as well as other compensation adjustments; (b) a $2.65 million increase in expenses related to post closing of the business combination (legal advisory, capital markets and filing fees) and other operational legal expenses; (c) a $0.40 million increase in share-based compensation expenses attributable to the continued vesting of employee share options and director equity compensation grants; (d) a $0.06 million increase in director cash compensation; (e) a $0.74 million increase in other operating expenses to gear up to being a public company and (f) a $0.36 million increase in rent, other staffing costs related to IT and increased headcount.

Excluding share-based compensation expenses, non-recurring compensation adjustments and one-time business combination and post-closing expenses, G&A expenses increased 182% year over year.

Depreciation and amortization expenses

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Depreciation and amortization	$646,233	$349,836	$296,397	85%

Depreciation and amortization expenses increased by $0.30 million, or 85%, to $0.65 million during the six months ended June 30, 2026, from $0.35 million during the six months ended June 30, 2025. The increase was primarily driven by (a) $0.23 million from depreciation of components for the quantum computer hardware testbed that went live in Singapore during the year; (b) an increase of $0.05 million from depreciation of right-of-use assets recognized under lease arrangements; (c) and an increase of $0.02 million from depreciation of additional computer and related equipment purchased to support higher staff headcount.

Share-based compensation expenses

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Research and development	$676,982	$2,778,608	$(2,101,627)	(76)%
Selling and marketing	92,386	170,448	(78,062)	(46)%
General and administrative	839,994	437,675	402,319	92%
Total	$1,609,362	$3,386,732	$(1,777,370)	(52)%

Share-based compensation expenses recognized under research and development, selling and marketing as well as general and administrative expenses decreased by $1.78 million, or a 52% decrease, to $1.61 million for the six months ended June 30, 2026, from $3.39 million during the six months ended June 30, 2025. The decrease was driven by a reduction of approximately $2.80 million in share-based compensation because of a one-time catch-up during the three months ended March 31, 2025. This was partially offset by (a) a $0.81 million increase from vesting of employee and executive share options resulting from increased hiring and (b) a $0.21 million increase from the vesting of certain equity compensation grants.

Change in fair value of derivative liabilities

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Change in fair value of derivative liabilities	$(105,317,692)	$-	$(105,317,692)	NM

During the six months ended June 30, 2026, the recognized non-cash fair value losses totalled $105.32 million driven by an increase of (a) a $2.27 million loss attributed to fair value remeasurement and subsequent settlement of SAFE liabilities into the Company’s Ordinary Class A shares and (b) $103.04 million attributed to the remeasurement of warrant liabilities due to an increase in the underlying share price. This compared to zero for the six months ended June 30, 2025, resulting in a change which was not material (“NM”).

Other income

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Other income	$530,443	$49,730	$480,713	967%

Other income increased by $0.48 million, or 967%, to $0.53 million during the six months ended June 30, 2026, from $0.05 million during the six months ended June 30, 2025. The increase was attributable to interest income from higher cash balances for each month in the quarter ended June 30, 2026.

Foreign exchange (Loss) Gain

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Foreign exchange (loss)	$(318,912)	$(306,927)	$(11,985)	(4)%

Foreign exchange losses increased by $0.01 million, or 4%, to $0.32 million for the six months ended June 30, 2026 from $0.31 million during the six months ended June 30, 2025. This increase was primarily driven by revaluation of outstanding intercompany balances between subsidiaries operating in jurisdictions with different currencies.

Interest expense

Interest expense for the six months ended June 30, 2026, increased only nominally compared with the six months ended June 30, 2025.

Comparison of the Three Months Ended June 30, 2026 and 2025

Research and development expenses

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Research and development	$2,614,022	$1,206,612	$1,407,410	117%

Research and development expenses increased by $1.41 million, or 117%, to $2.61 million for the three months ended June 30, 2026, from $1.21 million during the three months ended June 30, 2025. The increase was driven by: (a) a $0.18 million increase in share-based compensation expenses largely attributable to the continued vesting of employee share options; (b) a $1.04 million increase in payroll-related expenses as a result of increased hiring of scientists and engineers and other compensation adjustments; (c) a $0.08 million increase in costs for the setup of our hardware testbed and additional cloud service subscription costs and (d) a $0.11 million increase in other staff related costs associated with an increase in headcount.

Excluding share-based compensation expenses and non-recurring compensation adjustments, research and development expenses increased 100% from a year ago driven by a 78% increase in the hiring of scientists and engineers as well as costs from the setup of the hardware testbed.

Selling and marketing expenses

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Selling and marketing	$375,989	$248,716	$127,273	51%

Selling and marketing expenses increased by $0.13 million, or 51%, to $0.38 million during the three months ended June 30, 2026 from $0.25 million during the three months ended June 30, 2025. The increase was primarily driven by: (a) a $0.09 million increase in headcount related expenses and (b) a $0.04 million increase in vendor expenses associated with greater participation in industry conferences compared to the three months ended June 30, 2025.

Excluding share-based compensation expenses and non-recurring compensation adjustments, selling and marketing expenses increased 63% from a year ago mainly due to increased trade show activity and industry engagement and other headcount related expenses. Selling and marketing headcount was flat across the comparative periods.

General and administrative expenses

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
General and administrative	$3,849,526	$1,146,373	$2,703,153	236%

General and administrative expenses increased by $2.70 million, or 236%, to $3.85 million for the three months ended June 30, 2026 from $1.15 million during the three months ended June 30, 2025. The increase was driven by: (a) a $0.77 million increase in payroll-related expenses due to increased non-executive and executive hiring associated with our public company transition as well as other compensation adjustments; (b) a $0.69 million increase in expenses related to post-closing of the business combination (legal advisory and filing fees) and other operational legal expenses; (c) a $0.38 million increase in share-based compensation expenses attributable to the continued vesting of employee share options and certain director equity compensation grants; (d) a $0.06 million increase in director cash compensation; (e) a $0.49 million increase in other operating expenses related our public company transition and (f) a $0.30 million increase in rent, IT spend and other staffing costs related to increased headcount.

Excluding share-based compensation expenses, non-recurring compensation adjustments and one-time business combination and post-closing expenses, general and administrative expenses increased 191% year over year.

Depreciation and amortization expenses

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Depreciation and amortization	$335,966	$180,787	$155,179	86%

Depreciation and amortization expenses increased by $0.16 million, or 86%, to $0.34 million during the three months ended June 30, 2026, from $0.18 million during the three months ended June 30, 2025. The increase was primarily driven by an increase of: (a) $0.11 million from depreciation of components of the quantum computer that went live in Singapore during the year; (b) an increase of $0.03 million from depreciation of right-of-use assets recognized under lease arrangements; (c) and an increase of $0.02 million from depreciation of additional computer and related equipment purchased to support higher staff headcount.

Share-based compensation expenses

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Research and development	$436,808	$261,285	$175,523	67%
Selling and marketing	46,320	65,299	(18,979)	(29)%
General and administrative	509,959	130,294	379,666	291%
Total	$993,088	$456,878	$536,209	117%

Share-based compensation expenses recognized under research and development, selling and marketing as well as general and administrative expenses increased by $0.54 million, or a 117% increase, to $1.00 million for the three months ended June 30, 2026, from $0.46 million during the three months ended June 30, 2025. The increase was driven by (a) $0.40 million from increased vesting activity from employee and executive options due to increased hiring and (b) $0.14 million from vesting of director equity compensation grants.

Change in fair value of derivative liabilities

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Change in fair value of derivative liabilities	$(108,294,223)	$-	$(108,294,223)	NM

During the three months ended June 30, 2026, we recognized non-cash fair value losses of $108.30 million attributable to the remeasurement of warrant liabilities due to an increase in the underlying share price. This compared to zero for the three months ended June 30, 2025, resulting in a change which was not material.

Other income

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Other income	$487,055	$16,943	$470,113	2,775%

Other income increased by $0.47 million, or 2,775%, to $0.49 million during the three months ended June 30, 2026, from $0.02 million during the three months ended June 30, 2025. The increase was attributable to an increase in interest income from higher cash balances during all the three months of the quarter ended June 30, 2026.

Foreign exchange (loss) gain

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Foreign exchange (loss)	$(241,982)	$(172,909)	$(69,073)	(40)%

Foreign exchange losses increased by $0.07 million, or 40%, to $0.24 million for the three months ended June 30, 2026 from $0.17 million during the three months ended June 30, 2025. This increase was primarily driven by revaluation of outstanding intercompany balances between subsidiaries operating in jurisdictions with different currencies.

Interest expense

Interest expense for the three months ended June 30, 2026, increased only nominally compared with the three months ended June 30, 2025.

Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (U.S. GAAP), the Company reports certain Non-GAAP financial measures. The Company believes that these measures provide investors with an additional meaningful method to evaluate certain aspects of the Company’s results period over period. These measures include adjustments for certain items that management believes are not indicative of ongoing core operations as indicated below. EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with U.S. GAAP. EBITDA is defined as net loss before net interest income or expense, depreciation and amortization expenses, and income tax expense. Adjusted EBITDA is defined as net loss before share-based compensation, change in fair value of derivative liabilities, non-recurring business combination and post-closing expenses, net interest (income) expense and depreciation and amortization expenses. The Company uses EBITDA and Adjusted EBITDA to measure the operating performance of its business, by excluding specifically identified items that management does not believe directly reflect the Company’s core operations and may not be indicative of its recurring operations. The Company’s EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures provided by other companies due to potential differences in methods of calculation.

Adjusted EBITDA and reconciliation of GAAP net loss to Adjusted EBITDA

Adjusted EBITDA decreased by $5.74 million, or 150%, to $(9.56) million for the six months ended June 30, 2026 from $(3.82) million during the six months ended June 30, 2025. This change was primarily driven by increased hiring and expenses associated with the transition to being a public company.

Reconciliation of net loss (U.S. GAAP) to Adjusted EBITDA

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Net loss (U.S. GAAP)	$(118,786,726)	$(7,725,194)	$(111,061,532)	(1,438)%
Adjustments
Net interest (income) expense	(512,778)	(42,915)	(469,863)	(1,095)%
Depreciation and amortization expenses	646,233	349,836	296,397	85%
EBITDA	(118,653,271)	(7,418,272)	(111,234,998)	(1,499)%
Adjustments
Share based compensation within
Research and development	676,982	2,778,608	(2,101,627)	(76)%
Selling and marketing	92,386	170,448	(78,062)	(46)%
General and administrative	839,994	437,675	402,319	92%
Change in fair value of derivative liabilities	105,317,692	-	105,317,692	NM
Business combination and post-closing expenses	2,164,930	214,101	1,950,829	911%
Adjusted EBITDA	$(9,561,286)	$(3,817,439)	$(5,743,847)	(150)%

Adjusted EBITDA decreased by $3.39 million, or 165%, to $(5.46) million for the three months ended June 30, 2026 from $(2.06) million during the three months ended June 30, 2025. This change was primarily driven by increased hiring and expenses associated with the transition to being a public company.

Reconciliation of net loss (U.S. GAAP) to Adjusted EBITDA

	Three Months Ended June 30,		$	%
	2026	2025	Change	Change
Net loss (U.S. GAAP)	$(115,227,348)	(2,902,313)	(112,325,035)	(3870)%
Adjustments
Net interest (income) expense	(477,253)	(12,805)	(464,448)	(3627)%
Depreciation and amortization expenses	335,966	180,787	155,179	86%
EBITDA	(115,368,635)	(2,734,330)	(112,634,304)	(4119)%
Adjustments
Share based compensation within
Research and development	436,808	261,285	175,523	67%
Selling and marketing	46,320	65,299	(18,979)	(29)%
General and administrative	509,959	130,294	379,666	291%
Change in fair value of derivative liabilities	108,294,223	-	108,294,223	NM
Business combination and post-closing expenses	622,980	214,101	408,879	191%
Adjusted EBITDA	$(5,458,343)	(2,063,351)	(3,394,993)	(165)%

Cash Flows

Comparison of the six months ended June 30, 2026 and 2025

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,		$	%
	2026	2025	Change	Change
Net cash used in operating activities	$(9,283,188)	$(3,650,706)	$(5,632,482)	(154)%
Net cash used in investing activities	(5,521,276)	(297,706)	(5,223,570)	(1,755)%
Net cash provided by financing activities	127,854,151	-	127,854,151	NM

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2026, was $9.28 million, resulting primarily from a net loss of $118.79 million, then adding back (a) non-cash charges of $1.88 million in share-based compensation expense; (b) $0.65 million in depreciation and amortization expenses; (c) $0.08 million of unrealized foreign exchange loss; (d) $1.58 million of changes in working capital and (e) $105.32 million of change in fair value of derivative liabilities. The increase in net cash used in operating activities from the prior year was primarily related to the completion of the business combination transaction, increase in expenses associated with being a public company, increase in hiring of research and development personnel and related operational support costs.

Net cash used in operating activities during the six months ended June 30, 2025, was $3.65 million, resulting primarily from a net loss of $7.73 million, then adding back (a) non-cash charges of $3.39 million in share-based compensation expense; (b) $0.35 million in depreciation and amortization expenses; (c) $0.63 million in unrealized foreign exchange loss; and subtracting (d) $0.29 million of changes in working capital.

Investing Activities

Net cash used in investing activities during the six months ended June 30, 2026, was $5.52 million due to a prepayment for a quantum computing system to be constructed as well as other purchases of computer and office equipment to support increased staff headcount and operational requirements.

Net cash used in investing activities during the six months ended June 30, 2025, was $0.30 million representing additions of $0.11 million to equipment primarily related to the development of a quantum computing system, and additions of $0.19 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements.

Financing activities

Net cash provided by financing activities during the six months ended June 30, 2026, was $127.85, reflecting (a) $100.67 million net proceeds from the issuances of SAFEs, the close of the business combination with DMY and the concurrent closing of a PIPE private placement transaction, and (b) $27.53 million proceeds from the exercise of warrants during the period, of which $27.19 million was received as of June 30, 2026.

Net cash provided by financing activities during the six months ended June 30, 2025, was zero for the period as the Company did not undertake any financing transactions.

Liquidity and Capital Resources; Going Concern

Our operations have been financed primarily through net proceeds from the consummation of the business combination and subsequent exercise of warrants.

Our cash is primarily used in two areas, first to fund operating expenses related to the growth of our business, especially through research and development activities, including personnel-related costs and overhead associated with the development and testing of our software and hardware systems. Cash is also used to support sales and marketing activities focused on building new strategic relationships, maintaining existing ones, funding industry engagement efforts and to support our operations in the areas of compliance, legal, accounting, facilities and their respective overheads. The second area is capital expenditures related to the acquisition of equipment and related components to build our hardware testbeds.

As of June 30, 2026 and 2025, we had cash and cash equivalents of $113.25 million and $0.71 million, respectively. We incurred net losses of $118.79 million and $7.73 million during the six months ended June 30, 2026 and 2025, respectively, and have an accumulated deficit of $152.44 million as of June 30, 2026.

The primary objective of Horizon’s capital management is to ensure that it maintains a sound capital position to support its business and maximize shareholder value. The company believes that its current available cash and cash equivalents will be sufficient to meet its working capital requirements, capital expenditures and other liquidity requirements in the ordinary course of business for a period of at least twelve months from the date hereof and beyond.

Quantitative and Qualitative Disclosure about Market Risks

Foreign exchange risk

We conduct operations through our Ireland subsidiary, and we incur expenses and record assets and liabilities in local currencies such as the Euro. Accordingly, fluctuations in foreign currency exchange rates relative to the U.S. Dollar may impact our consolidated financial statements. For the six months ended June 30, 2026 and 2025, we reported foreign exchange losses of approximately $0.32 million and $0.31 million respectively. We expect our exposure to loss in future earnings, fair values or cash flows resulting from foreign exchange risk will increase as our operations in Ireland grow and as a result of future sales in other global markets, such as North America and Europe. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Interest rate risk

Our primary exposure to interest rate risk relates to our cash and cash equivalents. Changes in market interest rates may impact our future interest income. We do not currently use any derivative financial instruments to hedge our interest income, although we may choose to do so in the future.

Warrant valuation risk

We are exposed to warrant valuation risk through our classification of our issued and outstanding warrants as liabilities on our balance sheet in accordance with ASC 815. We measure these instruments at fair value at the end of each reporting period, with changes in fair value during the period recognized in our Consolidated Statements of Operations. Changes in factors such as quoted prices of our publicly traded warrants and input assumptions into valuation models of our unlisted private warrants may result in significant fluctuations in recognized losses or gains. These are non-cash adjustments and will cease upon the exercise, redemption or expiry of the warrants.

Critical Accounting Estimates

The preparation of interim condensed consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for the business combination, share-based compensation, SAFE derivative liabilities and warrant liabilities, the use of valuation methods for awards granted prior to our becoming a publicly traded company, the use of estimates in warrant and option valuation model inputs such as expected volatility, term of options, risk-free interest rates, the usage of probability-weighted expected return method (“PWERM”), supported by use of a Monte Carlo simulation method to derive fair value changes for SAFE and warrant liabilities are subjective and the change in these assumptions can materially affect the amount of share-based compensation expense and change in fair value of derivative liabilities recognized in the interim condensed consolidated financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2026, the Company did not have any off-balance sheet arrangements as defined by the rules and regulations of the SEC.